UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36572

iDreamSky Technology Limited

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iDreamSky Technology Limited

By:	/s/ Jun Zou

Name:	Jun Zou

Title:	Chief Financial Officer

Date: June 1, 2015

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Press Release